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                             April 27, 2022

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 11,
2022
                                                            File No. 333-263516

       Dear Mr. Scheetz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       Risks Related to Presto's Business and Business Development, page 53

   1. We note your disclosure that the pandemic has disrupted, and may continue to disrupt,
                                                        Presto's supply chains
and relationships with third-party partners. Revise to discuss in more detail the
specific supply challenges that have been present in recent periods and describe, with
quantified information where possible, the effect on customer operations and on Presto's
business.
 Edward Scheetz
FirstName   LastNameEdward   Scheetz
Ventoux CCM     Acquisition Corp.
Comapany
April       NameVentoux CCM Acquisition Corp.
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
Certain Presto Projected Financial Information
Recent Developments, page 114

2. Supplement your discussion of the revised forecasted financial information to disclose all material assumptions underlying the revised forecasts and to identify those assumptions that materially differ from the initial forecasts prepared by Presto's management.
Non-GAAP Financial Measures, page 193

3. We note your response to comment 8. We also note you disclose on page 194 that the
         COVID related expenses were not present in the years prior to the onset of COVID-19 and are not expected to recur. Tell us if you incurred COVID related expenses during the three month period ended March 31, 2022.
Consolidated Financial Statements of E La Carte, Inc. (dba Presto)
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition, page F-36

4. We note your response to prior comment 11. In light of the materiality of the commission rates, please disclose the range (or a weighted average) of commissions paid under the
         License/Revenue Share arrangements as a percentage of premium content revenues.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology